Exhibit 99.1
Shinhan Financial Group FY2009 Operating Results
     On February 4, 2010, Shinhan Financial Group held an earning release conference for FY 2009, which was also aired through a live web-cast and conference call. Below are the key figures we announced through a fair disclosure. The full IR presentation material and an audio recording of our web-cast and conference call are available at our website (www.shinhangroup.com).
     The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea and are to be audited by our independent auditor. As figures provided have not yet been fully audited by external auditors, contents are subject to change in the due course of the auditing process.
1. Operating Results of Shinhan Financial Group (consolidated)
(KRW million)

	FY2009	FY2008	Change (in %)
Operating Revenue	51,171,902	59,695,770	-14.3%
Operating Income	2,097,907	3,046,749	-31.1%
Continuing Operations Income Before Income Tax	1,979,475	3,008,492	-34.2%
Net Income	1,305,311	2,018,627	-35.3%

	4Q 2009	3Q 2009	Change (in %)	4Q 2008	Change (in %)
Operating Revenue	8,193,718	10,597,416	-22.7%	23,116,304	-64.6%
Operating Income	492,816	763,262	-35.4%	522,145	-5.6%
Continuing Operations Income Before Income Tax	404,812	724,661	-44.1%	496,280	-18.4%
Net Income	256,211	491,317	-47.9%	283,724	-9.7%

2. Operating Results of Shinhan Bank (non-consolidated)
(KRW million)

	FY2009	FY2008	Change (in %)
Operating Revenue	41,466,693	49,507,279	-16.2%
Operating Income	1,232,789	1,905,812	-35.3%
Continuing Operations Income Before Income Tax	1,066,208	1,903,136	-44.0%
Net Income	748,664	1,446,727	-48.3%

	4Q 2009	3Q 2009	Change (in %)	4Q 2008	Change (in %)
Operating Revenue	5,605,518	8,185,644	-31.5%	20,209,154	-72.3%
Operating Income	372,588	449,376	-17.1%	376,394	-1.0%
Continuing Operations Income Before Income Tax	256,581	404,266	-36.5%	444,772	-42.3%
Net Income	184,100	288,839	-36.3%	356,682	-48.4%
3. Operating Results of Shinhan Card (non-consolidated)
(KRW million)

	FY2009	FY2008	Change (in %)
Operating Revenue	3,693,714	4,145,874	-10.9%
Operating Income	1,114,798	1,278,992	-12.8%
Continuing Operations Income Before Income Tax	1,100,554	1,324,375	-16.9%
Net Income	856,755	940,575	-8.9%

	4Q 2009	3Q 2009	Change (in %)	4Q 2008	Change (in %)
Operating Revenue	962,389	1,026,664	-6.3%	990,020	-2.8%
Operating Income	321,192	326,689	-1.7%	207,318	54.9%
Continuing Operations Income Before Income Tax	306,276	326,631	-6.2%	201,896	51.7%
Net Income	242,173	247,497	-2.2%	126,785	91.0%